Exhibit 99.1

ATTUNITY REPORTS FIRST QUARTER 2011 RESULTS

License Revenues Grow 28% Sequentially and 12% Year-Over-Year

Burlington, MA–May 3, 2011 – Attunity Ltd. (OTC Bulletin Board: ATTUF.OB), a leading provider of real-time data integration and event capture software, reported today its unaudited financial results for the first quarter of 2011 ended March 31, 2011.

Commenting on the results, Mr. Shimon Alon, Attunity's Chairman and CEO, stated, “We are pleased to begin 2011 with strong results for the first quarter with revenue growth, profitability and a substantially improved cash position. Our direct business and OEM channels continued to perform well during the quarter, while our product development group continues to focus on delivering products that are expected to contribute to our revenue growth this year."

First Quarter 2011 Highlights:

•	License revenues of $1.6 million in Q1 2011, an increase of 28% compared to $1.25 million in Q4 2010, and an increase of 12% compared to $1.4 million in Q1 2010.

•	Total revenues of $3.0 million in Q1 2011, an increase of 15% compared to $2.6 million in Q4 2010 and an increase of 7% compared to $2.8 million in Q1 2010.

•	A Non-GAAP operating income of $513,000 compared to $505,000 in Q1 2010.

•	GAAP operating income of $340,000 compared to $164,000 in Q1 2010.

•	Non GAAP net income of $408,000 compared to $463,000 in Q1 2010.

•	GAAP net income of $179,000 compared to a net loss of $229,000 in Q1 2010.

•	Continue to repay and reduce debts to $2.6 million as of March 31, 2011 from $2.9 million as of December 31, 2010.

•	Cash balance of $2.4 million as of March 31, 2011 compared to $0.9 million as of December 31, 2010.

•	Shareholders' equity increased from approximately $0.7 million as of December 31, 2010 to approximately $2.0 million as of March 31, 2011.

First Quarter 2011 Financial Summary:

•	Revenues were $2,958,000, compared to $2,758,000 in the first quarter of 2010, an increase of 7%.

•
Net Operating Income (Non GAAP) was $513,000, compared to a net operating income of $505,000 in the first quarter of 2010. Non-GAAP operating income excludes equity-based compensation expenses of $68,000 compared to $53,000 in the first quarter of 2010 (see footnote 1 at the end of this release) and amortization and capitalization of software development costs of $105,000 compared to $288,000 in the first quarter of 2010 (see footnote 2).

•	Net Operating income (GAAP) was $340,000, compared to a net operating income of $164,000 in the first quarter of 2010.

•
Net Income (Non-GAAP) was $408,000, compared to a net income of $463,000 in the first quarter of 2010. Non-GAAP net income excludes equity-based compensation expenses of $68,000 compared to $53,000 in the first quarter of 2010 (see footnote 1), amortization of software development costs net of capitalization of $105,000 compared to $288,000 in the first quarter of 2010 (see footnote 2), and revaluation of conversion features related to our convertible debt and outstanding warrants of $56,000 compared to $351,000 in the first quarter of 2010 (see footnote 3).

•	Net Income/ (Loss) (GAAP) was $179,000 compared to a net loss of $229,000 in the first quarter of 2010.

•	Net Income per Diluted Share (Non-GAAP) was $0.01 per diluted share in both the first quarters of 2011 and 2010.

•	Net Income/ (Loss) per Diluted Share (GAAP) was $0, compared to $(0.01) net loss per diluted share in the first quarter of 2010.

•	Cash and cash equivalents were approximately $2.4 million as of March 31, 2011, compared to approximately $0.9 million as of December 31, 2010.

•
Shareholders' equity was approximately $2.0 million as of March 31, 2011 compared to $0.7 million as of December 31, 2010. Approximately $0.8 million of the increase relates to reclassification of the fair value of warrants previously presented as liabilities to equity, due to securing waivers from price protection rights from certain security holders. Once executed, these waivers allowed the Company to no longer mark-to-market such securities at each balance-sheet date.

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Mr. Alon concluded:  “We began 2011 with intense business energy and with a solid financial position. In the coming quarters, we plan to launch an innovative replication platform for cloud computing and for the large and scalable enterprise environment. At the same time, we plan to deliver Change-Data-Capture (CDC) and Open-Data-Base-Connectivity (ODBC) components to Microsoft in accordance with the recently-announced OEM agreements. In the remainder of 2011, we expect to recognize the pro-rated portion of revenues attributable for 2011 of approximately $1.7 million from these OEM agreements and receive cash proceeds of approximately $3.5 million. We expect to use these proceeds to further grow our business and to accelerate our penetration into the large markets of cloud computing and application replication."

About Attunity
Attunity is a leading provider of real-time data integration and event capture software.

Our offering includes software solutions such as Attunity Stream®, a real-time change-data-capture (CDC) software, our Operational Data Replication (ODR) solution and Attunity Connect®, our real-time connectivity software.

Using Attunity’s software solutions, our customers enjoy dramatic business benefits by enabling real time access to information where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com and join our community on Twitter, Facebook and LinkedIn.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income (loss), net operating income (loss) and net income (loss) per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with ASC 718, non-cash capitalization and amortization of software development costs in accordance with ASC 985-20 and non-cash financial expenses such as revaluation of  conversion features related to its convertible debt and outstanding warrants in accordance with ASC 815-40 (affected, among other factors, by changes in Attunity‘s share price). Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss future growth of revenues or expected recognition of revenues from Microsoft, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

# # #

© 2011 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.
For more information, please contact:
Dror Elkayam, CFO Attunity Ltd. Tel. +972 9-899-3000 dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of March  31, 2011

U.S. DOLLARS IN THOUSANDS

INDEX

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2011	2010
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,422	$872
Restricted cash	229	224

Trade receivables revenues (net of allowance for doubtful accounts of $15 both at March 31 , 2011 and December 31, 2010)	712	1,201
Other accounts receivable and prepaid expenses	264	190

Total current assets	3,627	2,487

LONG-TERM ASSETS:
Long-term prepaid expenses	54	61
Severance pay fund	1,357	1,323
Property and equipment, net	245	205
Software development costs, net	391	496
Goodwill	6,274	6,133

Total long-term assets	8,321	8,218

Total assets	$11,948	$10,705

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2011	2010
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term convertible debt	$245	$245
Current maturities of long-term debt	875	1,014
Trade payables	293	220
Deferred revenues	2,859	2,048
Employees and payroll accruals	836	844
Accrued expenses and other current liabilities	785	759

Total current liabilities	5,893	5,130

LONG-TERM LIABILITIES:
Long-term convertible debt	1,509	1,571
Long-term debt	22	90

Warrants and bifurcated conversion feature , presented at fair value	476	1,215
Accrued severance pay	2,025	1,966

Total long-term liabilities	4,032	4,842

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -	964	939
Authorized: 130,000,000 shares at March 31 , 2011 and December 31, 2010. Issued and outstanding: 33,192,597 shares at March 31, 2011 and 32,269,695 at December 31, 2010
Additional paid-in capital	103,430	102,459
Accumulated other comprehensive loss	(525)	(640)
Accumulated deficit	(101,846)	(102,025)

Total shareholders' equity	2,023	733

Total liabilities and shareholders' equity	$11,948	$10,705

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except  per share data

	3 months ended
	March 31,
	2011	2010
	Unaudited	Unaudited

Software licenses	$1,587	$1,412
Maintenance and services	1,371	1,346

	2,958	2,758
Operating expenses:

Cost of revenues	303	499
Research and development, net	751	597
Selling and marketing	1,016	1,074
General and administrative	548	424

Total operating expenses	2,618	2,594

Operating Income	340	164

Financial expenses, net	121	385

Income / (loss) before income taxes	219	(221)
Taxes on income	40	8

Net Income/ (loss)	$179	$(229)

Basic net Income/(loss) per share	$0.01	$(0.01)

Weighted average number of shares used in computing basic net Income/(loss) per share	33,193	31,575

Diluted net Income/(loss) per share	$-	$(0.01)
Weighted average number of shares used in computing diluted net Income/(loss) per share	40,116	31,575

* less then $ 0.01 per share

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

Balance as of December 31, 2010	32,269,695	939	-	102,459	(640)	(102,025)		733

Reclassification of warrants from liability to equity	-	-		795	-	-		795
Exercise of options and warrants	922,902	25		108	-	-		133
Stock-based compensation	-	-		68	-	-		68
Foreign currency translation adjustments	-	-		-	115	-	115	115
Net income	-	-		-	-	179	179	179
Total comperhensive loss							(1,398)

Balance as of March 31, 2011 (Unaudited)	33,192,597	964		$103,430	$(525)	$(101,846)		$2,024

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	3 months ended	3 months ended
	March 31,	March 31,
	2011	2010
	Unaudited	Unaudited

Cash flows from operating activities:
Net profit /( loss) from operations	$179	$(229)
Adjustments required to reconcile net income/( loss) to net cash provided by operating activities:
Depreciation	26	23
Stock based compensation	68	54
Amortization of software development costs	105	300
Increase (decrease) in accrued severance pay, net	25	49
Decrease (increase) in trade receivables	502	(223)
Decrease ( increase) in other accounts receivable and prepaid expenses	(74)	(98)
Decrease / (increase) in long-term prepaid expenses	7	7
Increase (decrease) in trade payables	72	(4)
Increase (decrease) in deferred revenues	762	206
Increase (decrease) in employees and payroll accruals	(11)	33
Increase / (decrease) in accrued expenses and other liabilities	23	(80)
Revaluation of restricted cash	(5)	(5)
Changes in fair value of warrants and bifurcated embedded conversion feature	56	351

Net cash provided by operating activities	1,735	384

Cash flows from investing activities:
Purchase of property and equipment	(65)	(11)
Capitalization of software development costs	-	(12)

Net cash used in investing activities	(65)	(23)

Cash flows from financing activities:
Proceeds from exercise of stock options and warrants	133
Receipt of long term loan	57
Repayment of long-term debt	(264)	(167)
Repayment of convertible debt	(61)

Net cash provided by (used in) financing activities	(135)	(167)

Foreign currency translation adjustments on cash and cash equivalents	15	(24)

Increase (decrease) in cash and cash equivalents	1,550	171
Cash and cash equivalents at the beginning of the period	872	1,428

Cash and cash equivalents at the end of the period	$2,422	$1,599

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	$26	$200

Income tax	$2	$5

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except per share data

	3 months ended
	March 31,
	2011	2010
	Unaudited	Unaudited

GAAP operating Income	$340	$164
Stock based compensation (1)	68	53
Amortization of Software development costs net of capitalization (2)	105	288

Non-GAAP operating Income	513	505

GAAP net Income (loss)	179	(229)
Stock based compensation (1)	68	53
Amortization of Software development costs net of capitalization (2)	105	288
Financial expenses (3)	56	351

Non-GAAP net Income	$408	$463

GAAP diluted net Income (loss) per share	0.00	(0.01)
Stock based compensation (1)	0.00	0.00
Amortization of Software development costs net of capitalization (2)	0.00	0.01
Financial expenses (3)	0.00	0.01

Non-GAAP diluted net Income per share	$0.01	$0.01
Weighted average number of shares used in computing diluted net income per share	40,116	31,575

(1) Equity-based compensation expenses under ASC 718 included in :
Research and development	19	11
Selling and marketing	19	20
General and administrative	30	22

	68	53

(2) Amortization and capitalization of software development costs under ASC 985-20
Amortization	105	300
Capitalization	-	(12)

	105	288
(3) Financial expenses:
Revaluation of warrants and conversion feature of long term convertible debt	56	351

	56	351